SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 06th May 2004, for the month of April 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑                      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR ACQUIRES GSM LICENSE IN PAKISTAN
CHANGE IN REDUCTION OF THE SHARE CAPITAL
NOTICE OF ANNUAL GENERAL MEETING
RECEIVED ANNUAL REPORT 2003
DIGI RELEASE TODAY
SIGNATURES

TELENOR ACQUIRES GSM LICENSE IN PAKISTAN

Telenor has won the auction in Islamabad for one of two new nationwide licences in Pakistan for mobile operation.

Telenor’s wining bid of USD 291 Million, secures a 15 year licence, which will be renewable on application. Only 50% of the licence fee is payable in the first year, with the balance over ten years. Existing operators will also have to pay the same fee on renewal of their licences.

Pakistan is the 6th most populous country in the world with a population of 150 million. GDP per capita in 2003 was USD 471. Real GDP growth in 2002 was approximately four per cent and is expected to exceed five per cent per year in the period 2003-2005. There are currently four mobile operators in Pakistan Mobile penetration at the end of 2003 was 2.3 per cent with a subscriber base of 3.4 million. Fixed line penetration stood at approximately 2.4 per cent at the end of 2003.

Large geographic areas in Pakistan are without telephone coverage. Based on the positive economic development in Pakistan and the low mobile penetration in the country, high growth within the mobile segment is expected in coming years.

“Acquiring the license in Pakistan is a continuation of Telenor’s activities in Asia. Historically Telenor has successfully focused on start up of greenfield mobile operations. We look forward to becoming a mobile operator in Pakistan and taking part in the expected growth within the mobile segment”, said Jon Fredrik Baksaas, President and of CEO Telenor.

Telenor subsidiary ASA’s annual report 2003 is now available on:

http://www.telenor.com/ir
http://www.telenor.no/ir

CHANGE IN REDUCTION OF THE SHARE CAPITAL

As a result of the Kingdom of Norway’s sale of 170,695,600 shares in Telenor, the Board of Telenor ASA will propose for the Annual General Meeting that the share capital of Telenor ASA is reduced with NOK 332,669,784

As a result of the Kingdom of Norway’s sale of 170,695,600 shares in Telenor, the Board of Telenor ASA will propose for the Annual General Meeting that the share capital of Telenor ASA is reduced with NOK 332,669,784 by i) cancellation of 40,913,172 own shares and ii) redemption of 14,531,792 shares held by the Kingdom of Norway. The redemption of shares is in line with an agreement between Telenor ASA and the Kingdom of Norway where the Kingdom of Norway — in relation to buyback of own shares by Telenor ASA — is obliged to redeem a proportionate part of its total shareholding in Telenor ASA.

NOTICE OF ANNUAL GENERAL MEETING

Attached is the notice of Telenor ASA’s Annual General Meeting

RECEIVED ANNUAL REPORT 2003

Oslo Børs has received annual report 2003 from Telenor ASA.

DIGI RELEASE TODAY

Telenor’s subsidiary in Malaysia, Digi.Com, have reported their first quarter figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK are attached.

Please use the following link:

http://www.digi.com.my/aboutdigi/investors/

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland

		Name:	Torstein Moland
		Title:	CFO

Date: 6th May 2004